198

02055333

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ANR Ventures Inc.

*CURRENT ADDRESS

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4196 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 10/9/02

File No 82-4196

AR/S
12-31-01

HNR Ventures Inc.

Financial Statements

For the Years Ended December 31, 2001 and 2000

Daren, Martenfeld, Carr, Testa and Company LLP
Chartered Accountants

20 Eglinton Avenue West
Suite 2100
Toronto, Ontario
M4R 1K8

Tel: (416) 480-0160
Fax: (416) 480-2646
Website: www.dmct.com

AUDITORS' REPORT

To the Shareholders of
HNR Ventures Inc.

We have audited the balance sheets of **HNR Ventures Inc.** as at **December 31, 2001 and 2000** and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at **December 31, 2001 and 2000** and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Daren Martenfeld Carr Testa and Company LLP

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
Toronto, Canada

March 13, 2002

HNR Ventures Inc.

Balance Sheets
As at December 31, 2001 and 2000

	Note	2001	2000
Assets			
Current			
Cash and cash equivalents		$ 39,898	$ 70,332
Amounts receivable		677	966
		40,575	71,298
Mining properties and deferred exploration costs	3	1	1
		$ 40,576	$ 71,299
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 14,203	$ 19,139
Shareholders' Equity			
Capital stock	4	6,320,133	6,320,133
Deficit		(6,293,760)	(6,267,973)
		26,373	52,160
		$ 40,576	$ 71,299

Approved by the Board ______________ Director ______________ Director

Irwin Singer   John Frederick

See accompanying notes.

HNR Ventures Inc.

Statements of Operations and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Interest income	$ 3,055	$ 2,785
Expenses		
General and administrative	13,649	35,183
Transfer agent and shareholder costs	15,193	19,535
	28,842	54,718
Net loss	(25,787)	(51,933)
Deficit at beginning of year	(6,267,973)	(6,216,040)
Deficit at end of year	$ (6,293,760)	$ (6,267,973)
Net loss per common share	$ (0.006)	$ (0.012)

See accompanying notes.

HNR Ventures Inc.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss for year	$ (25,787)	$ (51,933)
Changes in non-cash working capital items		
Amounts receivable	289	2,384
Accounts payable and accrued liabilities	(4,936)	2,068
Decrease in cash position during the year	(30,434)	(47,481)
Cash position at beginning of year	70,332	117,813
Cash position at end of year	$ 39,898	$ 70,332
Cash position consists of:		
Cash	$ 6,006	$ 3,798
Term deposits	33,892	66,534
	$ 39,898	$ 70,332

See accompanying notes.

1. BASIS OF PRESENTATION

The company's principal assets are mining claims and deferred exploration expenditures which are not yet in commercial production. The company has not yet determined whether the properties contain economically recoverable reserves.

The recovery of the carrying value of the mining claims and the related deferred exploration expenditures is dependent upon the discovery of the economically recoverable reserves, the ability of the company to obtain necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of such properties. Realized amounts for the company's mining properties may vary significantly from book amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank and redeemable term deposits that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value, carried at cost.

Mineral Properties and Deferred Exploration Costs

All direct costs related to the acquisition and exploration of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future value of the particular properties.

Capital Stock Issuance Costs

The costs relating to the issuance of capital stock are netted against the proceeds raised from the issuance of capital stock.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Future Income Taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Total Cost Beginning of Year	Current Expenditures	Write-down	2001 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

	Total Cost Beginning of Year	Current Expenditures	Write-down	2000 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

Northern Labrador (Voisey's Bay Area), Newfoundland

The company has a 100% undivided legal and beneficial interest in four claims in Northern Labrador (Voisey's Bay Area), Newfoundland except for a 2.5% net smelter return royalty.

The company has deferred exploration of these claims in 2001 and 2000 and has previously written the claims down to $1.

4. CAPITAL STOCK

		2001	2000
Authorized			
unlimited	Class "B" preference shares, non-participating, voting, redeemable		
unlimited	Class "C" preference shares		
unlimited	common shares		
Issued			
4,365,895	common shares	**$ 6,320,133**	$ 6,320,133

On June 22, 2000, the company consolidated its common shares on the basis of one new common share for each four issued common shares.

5. STOCK OPTIONS

The following stock options are outstanding to certain officers, directors and consultants as of December 31, 2001:

Number of Options	Price	Expiry Date
12,500	$2.00	May 15, 2002
425,000	$0.80	February 17, 2004
437,500		

The following summarizes the stock option activities:

	2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Beginning balance	**437,500**	**$0.83**	587,500	$0.73
Cancelled/expired	-	-	(150,000)	0.44
Outstanding at year-end	**437,500**	**$0.83**	437,500	$0.83

6. NET LOSS PER COMMON SHARE

Net loss per common share is calculated using the weighted average number of shares outstanding during the year of 4,365,895 for both 2001 and 2000 shares after giving effect to the consolidation of common shares in 2000 retroactively.

7. RELATED PARTY TRANSACTIONS

Legal fees of $4,990 were paid to a director of the company during the year ended December 31, 2000.

8. INCOME TAXES

The following table reconciles income taxes calculated at combined Canadian federal/provincial tax rates with the income tax expense in the consolidated financial statements:

	2001	2000
Loss before income taxes	$ (25,787)	$ (51,933)
Statutory rate	43%	44%
Expected income tax recovery	$ (11,088)	$ (22,851)
Non-recognition of tax losses	11,088	22,851
Income tax recovery	$ -	$ -

The temporary differences that give rise to future income tax assets are presented below:

	2001	2000
Amounts related to tax loss and credit carry forwards	$ 2,193,000	$ 2,278,080
Share issue costs	4,870	4,870
Closing balance	2,197,870	2,282,950
Less valuation allowance	(2,197,870)	(2,282,950)
Closing balance	$ -	$ -

As at December 31, 2001, loss carryovers of approximately $5,100,000 are available to reduce future taxable income. The losses expire as set out below:

2003	$ 184,000
2004	3,917,000
2005	781,000
2006	129,000
2007	63,000
2008	26,000
	$ 5,100,000

9. FINANCIAL INSTRUMENTS

The company's financial instruments include amounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR Ventures Inc.

Financial Statements

For the Years Ended December 31, 2001 and 2000

Daren, Martenfeld, Carr, Testa and Company LLP

Chartered Accountants

D M C T

20 Eglinton Avenue West
Suite 2100
Toronto, Ontario
M4R 1K8

Tel: (416) 480-0160
Fax: (416) 480-2646
Website: www.dmct.com

AUDITORS' REPORT

To the Shareholders of
HNR Ventures Inc.

We have audited the balance sheets of **HNR Ventures Inc.** as at **December 31, 2001 and 2000** and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at **December 31, 2001 and 2000** and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Daren Martenfeld Carr Testa and Company LLP

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
Toronto, Canada

March 13, 2002

HNR Ventures Inc.

Balance Sheets
As at December 31, 2001 and 2000

	Note	2001	2000
Assets			
Current			
Cash and cash equivalents		$ 39,898	$ 70,332
Amounts receivable		677	966
		40,575	71,298
Mining properties and deferred exploration costs	3	1	1
		$ 40,576	$ 71,299
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 14,203	$ 19,139
Shareholders' Equity			
Capital stock	4	6,320,133	6,320,133
Deficit		(6,293,760)	(6,267,973)
		26,373	52,160
		$ 40,576	$ 71,299

Approved by the Board ______________ Director ______________ Director

Irwin Singer John Frederick

See accompanying notes.

HNR Ventures Inc.

Statements of Operations and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Interest income	$ 3,055	$ 2,785
Expenses		
General and administrative	13,649	35,183
Transfer agent and shareholder costs	15,193	19,535
	28,842	54,718
Net loss	(25,787)	(51,933)
Deficit at beginning of year	(6,267,973)	(6,216,040)
Deficit at end of year	$ (6,293,760)	$ (6,267,973)
Net loss per common share	$ (0.006)	$ (0.012)

See accompanying notes.

HNR Ventures Inc.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss for year	**$ (25,787)**	$ (51,933)
Changes in non-cash working capital items		
Amounts receivable	**289**	2,384
Accounts payable and accrued liabilities	**(4,936)**	2,068
Decrease in cash position during the year	**(30,434)**	(47,481)
Cash position at beginning of year	**70,332**	117,813
Cash position at end of year	**$ 39,898**	$ 70,332
Cash position consists of:		
Cash	**$ 6,006**	$ 3,798
Term deposits	**33,892**	66,534
	$ 39,898	$ 70,332

See accompanying notes.

1. BASIS OF PRESENTATION

The company's principal assets are mining claims and deferred exploration expenditures which are not yet in commercial production. The company has not yet determined whether the properties contain economically recoverable reserves.

The recovery of the carrying value of the mining claims and the related deferred exploration expenditures is dependent upon the discovery of the economically recoverable reserves, the ability of the company to obtain necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of such properties. Realized amounts for the company's mining properties may vary significantly from book amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank and redeemable term deposits that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value, carried at cost.

Mineral Properties and Deferred Exploration Costs

All direct costs related to the acquisition and exploration of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future value of the particular properties.

Capital Stock Issuance Costs

The costs relating to the issuance of capital stock are netted against the proceeds raised from the issuance of capital stock.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Future Income Taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Total Cost Beginning of Year	**Current Expenditures**	**Write-down**	**2001 Total Cost End of Year**
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

	Total Cost Beginning of Year	Current Expenditures	Write-down	2000 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

Northern Labrador (Voisey's Bay Area), Newfoundland

The company has a 100% undivided legal and beneficial interest in four claims in Northern Labrador (Voisey's Bay Area), Newfoundland except for a 2.5% net smelter return royalty.

The company has deferred exploration of these claims in 2001 and 2000 and has previously written the claims down to $1.

4. CAPITAL STOCK

		2001	2000
Authorized			
unlimited	Class "B" preference shares, non-participating, voting, redeemable		
unlimited	Class "C" preference shares		
unlimited	common shares		
Issued			
4,365,895	common shares	**$ 6,320,133**	$ 6,320,133

On June 22, 2000, the company consolidated its common shares on the basis of one new common share for each four issued common shares.

5. STOCK OPTIONS

The following stock options are outstanding to certain officers, directors and consultants as of December 31, 2001:

Number of Options	Price	Expiry Date
12,500	$2.00	May 15, 2002
425,000	$0.80	February 17, 2004
437,500		

The following summarizes the stock option activities:

	2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Beginning balance	**437,500**	**$0.83**	587,500	$0.73
Cancelled/expired	-	-	(150,000)	0.44
Outstanding at year-end	**437,500**	**$0.83**	437,500	$0.83

6. NET LOSS PER COMMON SHARE

Net loss per common share is calculated using the weighted average number of shares outstanding during the year of 4,365,895 for both 2001 and 2000 shares after giving effect to the consolidation of common shares in 2000 retroactively.

7. RELATED PARTY TRANSACTIONS

Legal fees of $4,990 were paid to a director of the company during the year ended December 31, 2000.

8. INCOME TAXES

The following table reconciles income taxes calculated at combined Canadian federal/provincial tax rates with the income tax expense in the consolidated financial statements:

	2001	2000
Loss before income taxes	$ (25,787)	$ (51,933)
Statutory rate	43%	44%
Expected income tax recovery	$ (11,088)	$ (22,851)
Non-recognition of tax losses	11,088	22,851
Income tax recovery	$ -	$ -

The temporary differences that give rise to future income tax assets are presented below:

	2001	2000
Amounts related to tax loss and credit carry forwards	$ 2,193,000	$ 2,278,080
Share issue costs	4,870	4,870
Closing balance	2,197,870	2,282,950
Less valuation allowance	(2,197,870)	(2,282,950)
Closing balance	$ -	$ -

As at December 31, 2001, loss carryovers of approximately $5,100,000 are available to reduce future taxable income. The losses expire as set out below:

2003	$ 184,000
2004	3,917,000
2005	781,000
2006	129,000
2007	63,000
2008	26,000
	$ 5,100,000

9. FINANCIAL INSTRUMENTS

The company's financial instruments include amounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current		
Cash and short-term investments	$ 37,998	$ 39,898
Sundry receivables	602	677
	38,600	40,575
Mining properties and deferred exploration costs	1	1
	$ 38,601	$ 40,576
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,144	$ 14,203
SHAREHOLDERS' EQUITY		
Capital stock (Note 4)	6,320,133	6,320,133
Deficit	(6,296,676)	(6,293,760)
	23,457	26,373
	$ 38,601	$ 40,576

See notes to unaudited interim financial statements

HNR VENTURES INC.
Interim Statements of Loss and Deficit (unaudited)

For the three months ended March 31,	2002	2001
Revenue		
Interest income	$ 110	$ 730
Expenses		
Head office accomodation, accounting and corporate services	1,800	1,800
Office and general	302	73
Shareholder services and information	924	996
	3,026	2,869
Loss for the period	(2,916)	(2,139)
Deficit, beginning of the period	(6,293,760)	(6,267,973)
Deficit, end of the period	$ (6,296,676)	$ (6,270,112)
Loss per common share (Note 6)	$ (0.001)	$ (0.001)

Interim Statements of Changes in Cash Flows (unaudited)

For the three months ended March 31,	2002	2001
Cash flows from operating activities		
Loss for the period	$ (2,916)	$ (2,139)
Changes in non-cash working capital items		
Sundry receivables	75	12
Accounts payable and accrued liabilities	941	(668)
	(1,901)	(2,795)
Decrease in cash during the period	(1,900)	(2,795)
Cash, beginning of the period	39,898	70,332
Cash, end of the period	$ 37,998	$ 67,537
Cash consists of:		
Cash	$ 4,106	$ 1,003
Short-term investments	33,892	66,534
	$ 37,998	$ 67,537
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

See notes to unaudited interim financial statements

HNR VENTURES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2001 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2002 are not indicative of the results that may be expected for the full year ended December 31, 2002.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At March 31, 2002, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2002	2001
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

5. Stock Options

As at March 31, 2002, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2002 and 2001. The fully diluted loss per common share for both 2002 and 2001 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instuments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS		
Current		
Cash and short-term investments	$ 37,998	$ 39,898
Sundry receivables	602	677
	38,600	40,575
Mining properties and deferred exploration costs	1	1
	$ 38,601	$ 40,576
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,144	$ 14,203
SHAREHOLDERS' EQUITY		
Capital stock (Note 4)	6,320,133	6,320,133
Deficit	(6,296,676)	(6,293,760)
	23,457	26,373
	$ 38,601	$ 40,576

See notes to unaudited interim financial statements

HNR VENTURES INC.
Interim Statements of Loss and Deficit (unaudited)
For the three months ended March 31,

	2002	2001
Revenue		
Interest income	$ 110	$ 730
Expenses		
Head office accomodation, accounting and corporate services	1,800	1,800
Office and general	302	73
Shareholder services and information	924	996
	3,026	2,869
Loss for the period	(2,916)	(2,139)
Deficit, beginning of the period	(6,293,760)	(6,267,973)
Deficit, end of the period	$ (6,296,676)	$ (6,270,112)
Loss per common share (Note 6)	$ (0.001)	$ (0.001)

Interim Statements of Changes in Cash Flows (unaudited)
For the three months ended March 31,

	2002	2001
Cash flows from operating activities		
Loss for the period	$ (2,916)	$ (2,139)
Changes in non-cash working capital items		
Sundry receivables	75	12
Accounts payable and accrued liabilities	941	(668)
	(1,901)	(2,795)
Decrease in cash during the period	(1,900)	(2,795)
Cash, beginning of the period	39,898	70,332
Cash, end of the period	$ 37,998	$ 67,537
Cash consists of:		
Cash	$ 4,106	$ 1,003
Short-term investments	33,892	66,534
	$ 37,998	$ 67,537
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	-	-

See notes to unaudited interim financial statements

HNR VENTURES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2001 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2002 are not indicative of the results that may be expected for the full year ended December 31, 2002.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At March 31, 2002, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

	2002	2001
Issued		
4,365,865 common shares	$6,320,133	$6,320,133

5. Stock Options

As at March 31, 2002, options to acquire 12,500 common shares at $2.00 per common share exercisable until May 15, 2002 and 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2002 and 2001. The fully diluted loss per common share for both 2002 and 2001 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instuments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current		
Cash and short-term investments	$ 22,767	$ 39,898
Sundry receivables	1,291	677
	24,058	40,575
Mining properties and deferred exploration costs	1	1
	$ 24,059	$ 40,576
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,959	$ 14,203
SHAREHOLDERS' DEFICIENCY		
Capital stock (note 4)	6,320,133	6,320,133
Deficit	(6,312,033)	(6,293,760)
	8,100	26,373
	$ 24,059	$ 40,576

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Revenue				
Interest income	$ 244	$ 1,663	$ 354	$ 2,393
Expenses				
Head office accomodation, accounting and corporate services	1,800	1,800	3,600	3,600
Office and general	1,543	1,607	1,845	1,680
Professional fees	500	389	500	389
Shareholder services	11,758	11,840	12,682	12,836
	15,601	15,636	18,627	18,505
Loss for the period	(15,357)	(13,973)	(18,273)	(16,112)
Deficit, beginning of the period	(6,296,676)	(6,270,112)	(6,293,760)	(6,267,973)
Deficit, end of the period	$ (6,312,033)	$ (6,284,085)	$ (6,312,033)	$ (6,284,085)
Loss per common share (note 6)	$ (0.004)	$ (0.003)	$ (0.004)	$ (0.004)

See notes to unaudited interim financial statements

HNR RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in) operating activities				
Loss for the period	$ (15,357)	$ (13,973)	$ (18,273)	$ (16,112)
Changes in non-cash working capital items				
Sundry receivables	(688)	(1,912)	(613)	(1,901)
Accounts payable	814	(2,859)	1,755	(3,526)
Increase (decrease) in cash	(15,231)	(18,744)	(17,131)	(21,539)
Cash, beginning of the period	37,998	67,537	39,898	70,332
Cash, end of the period	$ 22,767	$ 48,793	$ 22,767	$ 48,793
Cash consists of:				
Cash	$ 875	$ 6,781	$ 875	$ 6,781
Short-term investments	21,892	42,012	21,892	42,012
	$ 22,767	$ 48,793	$ 22,767	$ 48,793
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

HNR VENTURES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2001 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2002 are not indicative of the results that may be expected for the full year ended December 31, 2002.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At June 30, 2002, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

Issued as at December 31, 2001, March 31, 2002 and June 30, 2002:

	2002	2001
4,365,865 common shares	$6,320,133	$6,320,133

5. Stock Options

As at June 30, 2002, options to purchase 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2002 and 2001. The fully diluted loss per common share for both 2002 and 2001 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)

HNR VENTURES INC.
BALANCE SHEETS (UNAUDITED)

	June 30, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current		
Cash and short-term investments	$ 22,767	$ 39,898
Sundry receivables	1,291	677
	24,058	40,575
Mining properties and deferred exploration costs	1	1
	$ 24,059	$ 40,576
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,959	$ 14,203
SHAREHOLDERS' DEFICIENCY		
Capital stock (note 4)	6,320,133	6,320,133
Deficit	(6,312,033)	(6,293,760)
	8,100	26,373
	$ 24,059	$ 40,576

See notes to unaudited interim financial statements

HNR VENTURES INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenue				
Interest income	$ 244	$ 1,663	$ 354	$ 2,393
Expenses				
Head office accomodation, accounting and corporate services	1,800	1,800	3,600	3,600
Office and general	1,543	1,607	1,845	1,680
Professional fees	500	389	500	389
Shareholder services	11,758	11,840	12,682	12,836
	15,601	15,636	18,627	18,505
Loss for the period	(15,357)	(13,973)	(18,273)	(16,112)
Deficit, beginning of the period	(6,296,676)	(6,270,112)	(6,293,760)	(6,267,973)
Deficit, end of the period	$ (6,312,033)	$ (6,284,085)	$ (6,312,033)	$ (6,284,085)
Loss per common share (note 6)	$ (0.004)	$ (0.003)	$ (0.004)	$ (0.004)

See notes to unaudited interim financial statements

HNR RESOURCES INC.
INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended		Six months ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Cash provided by (used in) operating activities				
Loss for the period	$ (15,357)	$ (13,973)	$ (18,273)	$ (16,112)
Changes in non-cash working capital items				
Sundry receivables	(688)	(1,912)	(613)	(1,901)
Accounts payable	814	(2,859)	1,755	(3,526)
Increase (decrease) in cash	(15,231)	(18,744)	(17,131)	(21,539)
Cash, beginning of the period	37,998	67,537	39,898	70,332
Cash, end of the period	$ 22,767	$ 48,793	$ 22,767	$ 48,793
Cash consists of:				
Cash	$ 875	$ 6,781	$ 875	$ 6,781
Short-term investments	21,892	42,012	21,892	42,012
	$ 22,767	$ 48,793	$ 22,767	$ 48,793
Supplementary information:				
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -

See notes to unaudited interim financial statements

1. Significant Accounting Policies

The interim financial statements of HNR Ventures Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods as those disclosed in Note 1 of the audited financial statements for the year ended December 31, 2001 except earnings per share. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to interim financial reporting and earnings per share. The new recommendations have been applied on a retroactive basis.

These unaudited interim financial statements should be read in conjunction with the audited annual financial statements for the fiscal year ended December 31, 2001. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2002 are not indicative of the results that may be expected for the full year ended December 31, 2002.

2. Segmented Information

The Company's operations comprise of a single reporting segment engaged in the exploration of mineral resources.

3. Income Taxes

At June 30, 2002, the Company's income tax expense is nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.

4. Capital Stock

Authorized
unlimited common shares
unlimited Class "B" preference shares, non-participating, voting, redeemable
unlimited Class "C" preference shares

Issued as at December 31, 2001, March 31, 2002 and June 30, 2002:

	2002	2001
4,365,865 common shares	$6,320,133	$6,320,133

5. Stock Options

As at June 30, 2002, options to purchase 425,000 common shares at $0.80 per common share exercisable until February 17, 2004 were outstanding.

6. **Loss Per Common Share**

Loss per common share is calculated using the weighted average number of shares outstanding during the period of 4,365,865 for both 2002 and 2001. The fully diluted loss per common share for both 2002 and 2001 have not been presented as it would be anti-dilutive.

7. **Financial Instruments**

The Company's financial instruments include cash, short-term investments, amounts receivable and accounts payable and accrued liabilities. The fair value of the Company's financial instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
Suite 1110, Box 73
65 Queen Street West
Toronto, Ontario
M5H 2M5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of HNR Ventures Inc., (the "**Corporation**") will be held at the offices of The Mediation Place, 3rd Floor, 390 Bay Street, Toronto, Ontario, on Tuesday, the 25th day of June, 2002, at the hour of 10:00 o'clock in the forenoon, (Toronto time) for the purpose of:

1. Receiving the Corporation's financial statements for the year ended December 31, 2001 and the report of the auditors thereon.

2. Electing directors.

3. Appointing auditors and authorizing the directors to fix their remuneration.

4. Considering, and if thought fit, passing with or without variation, a resolution authorizing the Corporation to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period (the "Global Placement Resolution").

5. Transacting such further and other business as may properly come before the meeting or any adjournment thereof.

DATED this 21st day of May, 2002.

BY ORDER OF THE BOARD

Irwin Singer
Chairman, President and C.E.O.

NOTES:

1. Only Shareholders of the Corporation of record at the close of business on May 21,2002 (the "**Record Date**") will be entitled to vote at the Meeting except to the extent that a person has transferred any of his shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

2. Shareholders who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the Meeting.

HNR VENTURES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HNR VENTURES INC. (the "**Corporation**") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the time and place and, for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

ELECTION OF DIRECTORS

The board of directors presently consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the period or periods of service as directors of the Corporation and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office & Date Elected Director	Principal Occupation	No. of Shares in the Corporation owned as at May 21, 2002[(2)]
Irwin Singer[(1)] Chairman, President, C.E.O. and Director January 18, 1996	Barrister and Solicitor, self-employed	25,000
John Frederick[(1)] Secretary-Treasurer and Director June 24, 1998	Chartered Accountant, self-employed	Nil
Bernard Kraft[(1)] Director September 13, 1999	Chartered Accountant, self-employed	Nil

(1) Members of Audit Committee.
(2) The information with respect to shareholdings has been provided by each of the nominees respectively.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTED NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

It is intended that the persons named in the proxy will vote for the appointment of Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants, to serve as auditors of the Corporation until the next Annual Meeting of Shareholders and will vote to authorize the directors to fix their remuneration, unless the shareholder has specified in the proxy that his shares are to be withheld from voting in respect thereof.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal year ended December 31, 2001 and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Corporation's financial statements for its last completed fiscal year will not constitute approval or disapproval of any matters referred to therein.

EXECUTIVE COMPENSATION

For the purpose of disclosure herein of Executive Officers' and directors' compensation, the following table, presented in accordance with the regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation in respect of each of the Chief Executive Officer or their equivalent and the next four most highly compensated Executive Officers[(1)] who were paid in excess of $100,000 per year (number = 0) (collectively the "Named Executive Officers") for the year ended December 31, 2001:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	
					Securities under Options/Granted (#)	
Irwin Singer	2001	0	0	0	0	0
Chairman, President and	2000	0	0	0	0	0
Chief Executive Officer	1999	0	0	0	212,500[(2)]	0

(1) For the purposes of the disclosure of Executive Compensation, "Executive Officer" means the Chairman, President, Chief Executive Officer, Vice-Presidents and any other officer of the Corporation or person who performed a policy-making function in respect of the Corporation.
(2) After giving effect to the 1:4 share consolidation effected in June 2000.

The following table sets forth exercises of options during the fiscal year ended December 31, 2001 by Named Executive Officers and fiscal year-end values of options outstanding:

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND FISCAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End ($) Exercisable/ Unexercisable
Irwin Singer	nil	Nil	212,500 / nil	0 / nil

Compensation of Directors and Officers

There are no current arrangements for which directors of the Corporation are compensated, consequently, directors of the Corporation were not paid any amount for acting as directors during the year ended December 31, 2001. Directors are eligible to participate in the Corporation's Stock Option Plan (see "Stock Option Plan" below).

Stock Option Plan

The Corporation operates a Stock Option Plan (the "Plan") as an incentive mechanism for its directors, officers, other service providers or companies controlled by any of the foregoing persons who provide ongoing services to the Corporation or any of its affiliates intended to allow them to participate in the growth and development of the Corporation by providing them with the opportunity, through share options, to acquire an ownership interest in the Corporation. The maximum number of common shares that may be set aside for issue under the Plan is 4,000,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. Any shares subject to an option that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The option price of any common shares cannot be less than the market price of the shares on the day immediately preceding the day upon which the option is granted. Options granted under the Plan may be exercised during a period not exceeding ten (10) years, subject to earlier termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Corporation or any of its affiliates, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Corporation's capitalization. The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time.

As at December 31, 2001, directors of the Corporation who were not Named Executive Officers held options to purchase a total of 212,500 common shares at the price of $0.80 per common share to expire February 17, 2004. None of the said options have been exercised.

Other Compensation

No other compensation was paid or is payable to any officers and/or directors of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER AND OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation as at the date hereof is nil and largest amount of indebtedness of such persons to the Corporation during the year ended December 31, 2001 was nil.

GLOBAL PRIVATE PLACEMENTS

The only practical source of capital presently available to the Corporation is equity financing.

Shareholders are being asked to pass a resolution authorizing the Corporation to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 100% of the number of common shares outstanding (on a fully diluted basis) as at the date of the Meeting (being 4,365,865 common shares. A copy of the resolution (the "Global Placement Resolution") is annexed hereto as Schedule "A". It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution; however, pursuant to regulatory and/or stock exchange policies, in the event that a company issues, pursuant to private placement transactions, more than 25% of the number of its shares which are outstanding (on a non-diluted basis), prior to giving effect to such transactions, approval of the shareholders must be obtained.

Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Corporation's administrative costs relating to such private placements. The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to fund its activities.

In the event that shareholders do not pass the resolution authorizing the Corporation to issue up to 100% of the number of common shares outstanding as at the date of the meeting by way of private placements with arm's length subscribers, the Corporation may be required to seek shareholder approval for private placements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE GLOBAL PLACEMENT RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Corporation's Registrar and Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or by delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other matter permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Corporation or at the office of the Corporation's Registrar and Transfer Agent, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR THE APPROVAL OF THE GLOBAL PLACEMENT RESOLUTION, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGEMENT MAY DETERMINE.** At the time of printing this circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation has 4,365,865 common shares outstanding, each carrying the right to one (1) vote. The directors have fixed May 21, 2002 as the record date for determination of persons entitled to receive notice of the Annual and Special Meeting of Shareholders. So far as the directors and senior officers of the Corporation are aware, the only person or company which owns, directly or indirectly in excess of ten (10%) percent of the outstanding voting shares of the Corporation is Standard Mercantile Bancorp, Limited Partnership which owns 574,457 common shares (13.15%).

Persons registered on the books of the Corporation at the close of business on May 21, 2002 and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the meeting, that their names be included in the list of shareholders, are entitled to vote at the meeting of the Corporation.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a non-registered holder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of this Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

OTHER MATTERS

Management knows of no matters to come before the Meeting of Shareholders other than as set forth in the Notice of Annual and Special Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of May 21, 2002.

The undersigned hereby certifies that the contents of and the sending of this Information Circular have been approved by the directors of the Corporation.

May 21, 2002
Toronto, Ontario

Irwin Singer
Chairman, President and C.E.O.

SCHEDULE "A"

RESOLUTION RE GLOBAL PRIVATE PLACEMENTS

BE IT RESOLVED THAT the Corporation be and it is hereby authorized to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 4,365,865 common shares.

Daren, Martenfeld, Carr, Testa and Company LLP

Chartered Accountants

D M C T

20 Eglinton Avenue West
Suite 2100
Toronto, Ontario
M4R 1K8

Tel: (416) 480-0160
Fax: (416) 480-2646
Website: www.dmct.com

AUDITORS' REPORT

To the Shareholders of
HNR Ventures Inc.

We have audited the balance sheets of **HNR Ventures Inc.** as at **December 31, 2001 and 2000** and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at **December 31, 2001 and 2000** and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Daren Martenfeld Carr Testa and Company LLP

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
Toronto, Canada

March 13, 2002

HNR Ventures Inc.

Balance Sheets
As at December 31, 2001 and 2000

	Note	2001	2000
Assets			
Current			
Cash and cash equivalents		$ 39,898	$ 70,332
Amounts receivable		677	966
		40,575	71,298
Mining properties and deferred exploration costs	3	1	1
		$ 40,576	$ 71,299
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 14,203	$ 19,139
Shareholders' Equity			
Capital stock	4	6,320,133	6,320,133
Deficit		(6,293,760)	(6,267,973)
		26,373	52,160
		$ 40,576	$ 71,299

Approved by the Board ______ Director ______ Director

Irwin Singer John Frederick

See accompanying notes.

HNR Ventures Inc.

Statements of Operations and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Interest income	$ 3,055	$ 2,785
Expenses		
General and administrative	13,649	35,183
Transfer agent and shareholder costs	15,193	19,535
	28,842	54,718
Net loss	(25,787)	(51,933)
Deficit at beginning of year	(6,267,973)	(6,216,040)
Deficit at end of year	$ (6,293,760)	$ (6,267,973)
Net loss per common share	$ (0.006)	$ (0.012)

See accompanying notes.

HNR Ventures Inc.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss for year	$ (25,787)	$ (51,933)
Changes in non-cash working capital items		
Amounts receivable	289	2,384
Accounts payable and accrued liabilities	(4,936)	2,068
Decrease in cash position during the year	(30,434)	(47,481)
Cash position at beginning of year	70,332	117,813
Cash position at end of year	$ 39,898	$ 70,332
Cash position consists of:		
Cash	$ 6,006	$ 3,798
Term deposits	33,892	66,534
	$ 39,898	$ 70,332

See accompanying notes.

1. BASIS OF PRESENTATION

The company's principal assets are mining claims and deferred exploration expenditures which are not yet in commercial production. The company has not yet determined whether the properties contain economically recoverable reserves.

The recovery of the carrying value of the mining claims and the related deferred exploration expenditures is dependent upon the discovery of the economically recoverable reserves, the ability of the company to obtain necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of such properties. Realized amounts for the company's mining properties may vary significantly from book amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank and redeemable term deposits that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value, carried at cost.

Mineral Properties and Deferred Exploration Costs

All direct costs related to the acquisition and exploration of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future value of the particular properties.

Capital Stock Issuance Costs

The costs relating to the issuance of capital stock are netted against the proceeds raised from the issuance of capital stock.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Future Income Taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Total Cost Beginning of Year	Current Expenditures	Write-down	2001 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

	Total Cost Beginning of Year	Current Expenditures	Write-down	2000 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

Northern Labrador (Voisey's Bay Area), Newfoundland

The company has a 100% undivided legal and beneficial interest in four claims in Northern Labrador (Voisey's Bay Area), Newfoundland except for a 2.5% net smelter return royalty.

The company has deferred exploration of these claims in 2001 and 2000 and has previously written the claims down to $1.

4. CAPITAL STOCK

		2001	2000
Authorized			
unlimited	Class "B" preference shares, non-participating, voting, redeemable		
unlimited	Class "C" preference shares		
unlimited	common shares		
Issued			
4,365,895	common shares	**$ 6,320,133**	$ 6,320,133

On June 22, 2000, the company consolidated its common shares on the basis of one new common share for each four issued common shares.

5. STOCK OPTIONS

The following stock options are outstanding to certain officers, directors and consultants as of December 31, 2001:

Number of Options	Price	Expiry Date
12,500	$2.00	May 15, 2002
425,000	$0.80	February 17, 2004
437,500		

The following summarizes the stock option activities:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	**437,500**	**$0.83**	587,500	$0.73
Cancelled/expired	-	-	(150,000)	0.44
Outstanding at year-end	**437,500**	**$0.83**	437,500	$0.83

6. NET LOSS PER COMMON SHARE

Net loss per common share is calculated using the weighted average number of shares outstanding during the year of 4,365,895 for both 2001 and 2000 shares after giving effect to the consolidation of common shares in 2000 retroactively.

7. RELATED PARTY TRANSACTIONS

Legal fees of $4,990 were paid to a director of the company during the year ended December 31, 2000.

8. INCOME TAXES

The following table reconciles income taxes calculated at combined Canadian federal/provincial tax rates with the income tax expense in the consolidated financial statements:

	2001	2000
Loss before income taxes	$ (25,787)	$ (51,933)
Statutory rate	43%	44%
Expected income tax recovery	$ (11,088)	$ (22,851)
Non-recognition of tax losses	11,088	22,851
Income tax recovery	$ -	$ -

The temporary differences that give rise to future income tax assets are presented below:

	2001	2000
Amounts related to tax loss and credit carry forwards	$ 2,193,000	$ 2,278,080
Share issue costs	4,870	4,870
Closing balance	2,197,870	2,282,950
Less valuation allowance	(2,197,870)	(2,282,950)
Closing balance	$ -	$ -

As at December 31, 2001, loss carryovers of approximately $5,100,000 are available to reduce future taxable income. The losses expire as set out below:

2003	$ 184,000
2004	3,917,000
2005	781,000
2006	129,000
2007	63,000
2008	26,000
	$ 5,100,000

9. FINANCIAL INSTRUMENTS

The company's financial instruments include amounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
c/o Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

May 21, 2002

Dear Shareholder:

RE: INTERIM FINANCIAL STATEMENTS

SUPPLEMENTAL MAILING LIST National Policy Statement No. 41 of the Canadian Securities Administrators allows **registered and non-registered shareholders** to add their name each year to the supplemental mailing list of a company in order to receive the interim financial statements thereof. By mailing these reports only to those shareholders who want them, your Corporation can reduce paper usage, printing costs and postage. Should you be interested in receiving these statements, please complete and return this form with your proxy to the address above. A new list will be compiled each year.

If this form is not returned, we will assume that you do not wish to receive interim financial statements. However, you will continue to receive proxy materials for meetings of shareholders.

* * * * * * * * * * *

I hereby certify that I am a shareholder of the Corporation and wish to receive interim financial information **(please print clearly)**:

______________________________ ______________________________

Name Street Address

____

City Postal Code

Is the above a change of address? YES_____ NO_____

PLEASE ADVISE THE CORPORATION OF ANY FUTURE CHANGES OF ADDRESS

File No 82-4196

HNR VENTURES INC.
Suite 1110, Box 73
65 Queen Street West
Toronto, Ontario
M5H 2M5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of HNR Ventures Inc., (the "**Corporation**") will be held at the offices of The Mediation Place, 3rd Floor, 390 Bay Street, Toronto, Ontario, on Tuesday, the 25th day of June, 2002, at the hour of 10:00 o'clock in the forenoon, (Toronto time) for the purpose of:

1. Receiving the Corporation's financial statements for the year ended December 31, 2001 and the report of the auditors thereon.

2. Electing directors.

3. Appointing auditors and authorizing the directors to fix their remuneration.

4. Considering, and if thought fit, passing with or without variation, a resolution authorizing the Corporation to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period (the "Global Placement Resolution").

5. Transacting such further and other business as may properly come before the meeting or any adjournment thereof.

DATED this 21st day of May, 2002.

BY ORDER OF THE BOARD

Irwin Singer
Chairman, President and C.E.O.

NOTES:

1. Only Shareholders of the Corporation of record at the close of business on May 21,2002 (the "**Record Date**") will be entitled to vote at the Meeting except to the extent that a person has transferred any of his shares of the Corporation after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

2. Shareholders who are unable to be present personally at the Meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the Meeting.

HNR VENTURES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF HNR VENTURES INC. (the "**Corporation**") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the time and place and, for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

ELECTION OF DIRECTORS

The board of directors presently consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the period or periods of service as directors of the Corporation and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Office & Date Elected Director	**Principal Occupation**	**No. of Shares in the Corporation owned as at May 21, 2002**(2)
Irwin Singer(1) Chairman, President, C.E.O. and Director January 18, 1996	Barrister and Solicitor, self-employed	25,000
John Frederick(1) Secretary-Treasurer and Director June 24, 1998	Chartered Accountant, self-employed	Nil
Bernard Kraft(1) Director September 13, 1999	Chartered Accountant, self-employed	Nil

(1) Members of Audit Committee.
(2) The information with respect to shareholdings has been provided by each of the nominees respectively.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTED NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

It is intended that the persons named in the proxy will vote for the appointment of Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants, to serve as auditors of the Corporation until the next Annual Meeting of Shareholders and will vote to authorize the directors to fix their remuneration, unless the shareholder has specified in the proxy that his shares are to be withheld from voting in respect thereof.

AUDITED FINANCIAL STATEMENTS

The financial statements for the fiscal year ended December 31, 2001 and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Corporation's financial statements for its last completed fiscal year will not constitute approval or disapproval of any matters referred to therein.

EXECUTIVE COMPENSATION

For the purpose of disclosure herein of Executive Officers' and directors' compensation, the following table, presented in accordance with the regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services in all capacities to the Corporation in respect of each of the Chief Executive Officer or their equivalent and the next four most highly compensated Executive Officers[1] who were paid in excess of $100,000 per year (number = 0) (collectively the "Named Executive Officers") for the year ended December 31, 2001:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	
					Securities under Options/Granted (#)	
Irwin Singer	2001	0	0	0	0	0
Chairman, President and	2000	0	0	0	0	0
Chief Executive Officer	1999	0	0	0	212,500[2]	0

(1) For the purposes of the disclosure of Executive Compensation, "Executive Officer" means the Chairman, President, Chief Executive Officer, Vice-Presidents and any other officer of the Corporation or person who performed a policy-making function in respect of the Corporation.

(2) After giving effect to the 1:4 share consolidation effected in June 2000.

The following table sets forth exercises of options during the fiscal year ended December 31, 2001 by Named Executive Officers and fiscal year-end values of options outstanding:

AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND FISCAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End ($) Exercisable/ Unexercisable
Irwin Singer	nil	Nil	212,500 / nil	0 / nil

Compensation of Directors and Officers

There are no current arrangements for which directors of the Corporation are compensated, consequently, directors of the Corporation were not paid any amount for acting as directors during the year ended December 31, 2001. Directors are eligible to participate in the Corporation's Stock Option Plan (see "Stock Option Plan" below).

Stock Option Plan

The Corporation operates a Stock Option Plan (the "Plan") as an incentive mechanism for its directors, officers, other service providers or companies controlled by any of the foregoing persons who provide ongoing services to the Corporation or any of its affiliates intended to allow them to participate in the growth and development of the Corporation by providing them with the opportunity, through share options, to acquire an ownership interest in the Corporation. The maximum number of common shares that may be set aside for issue under the Plan is 4,000,000 common shares, provided that the board has the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. Any shares subject to an option that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The option price of any common shares cannot be less than the market price of the shares on the day immediately preceding the day upon which the option is granted. Options granted under the Plan may be exercised during a period not exceeding ten (10) years, subject to earlier termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Corporation or any of its affiliates, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Corporation's capitalization. The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time.

As at December 31, 2001, directors of the Corporation who were not Named Executive Officers held options to purchase a total of 212,500 common shares at the price of $0.80 per common share to expire February 17, 2004. None of the said options have been exercised.

Other Compensation

No other compensation was paid or is payable to any officers and/or directors of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER AND OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

The aggregate indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation as at the date hereof is nil and largest amount of indebtedness of such persons to the Corporation during the year ended December 31, 2001 was nil.

GLOBAL PRIVATE PLACEMENTS

The only practical source of capital presently available to the Corporation is equity financing.

Shareholders are being asked to pass a resolution authorizing the Corporation to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 100% of the number of common shares outstanding (on a fully diluted basis) as at the date of the Meeting (being 4,365,865 common shares. A copy of the resolution (the "Global Placement Resolution") is annexed hereto as Schedule "A". It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution; however, pursuant to regulatory and/or stock exchange policies, in the event that a company issues, pursuant to private placement transactions, more than 25% of the number of its shares which are outstanding (on a non-diluted basis), prior to giving effect to such transactions, approval of the shareholders must be obtained.

Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Corporation's administrative costs relating to such private placements. The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Corporation to fund its activities.

In the event that shareholders do not pass the resolution authorizing the Corporation to issue up to 100% of the number of common shares outstanding as at the date of the meeting by way of private placements with arm's length subscribers, the Corporation may be required to seek shareholder approval for private placements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE GLOBAL PLACEMENT RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Corporation's Registrar and Transfer Agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, on or before the close of business of the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or by delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other matter permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Corporation or at the office of the Corporation's Registrar and Transfer Agent, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR THE APPROVAL OF THE GLOBAL PLACEMENT RESOLUTION, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGEMENT MAY DETERMINE.** At the time of printing this circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation has 4,365,865 common shares outstanding, each carrying the right to one (1) vote. The directors have fixed May 21, 2002 as the record date for determination of persons entitled to receive notice of the Annual and Special Meeting of Shareholders. So far as the directors and senior officers of the Corporation are aware, the only person or company which owns, directly or indirectly in excess of ten (10%) percent of the outstanding voting shares of the Corporation is Standard Mercantile Bancorp, Limited Partnership which owns 574,457 common shares (13.15%).

Persons registered on the books of the Corporation at the close of business on May 21, 2002 and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the meeting, that their names be included in the list of shareholders, are entitled to vote at the meeting of the Corporation.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a non-registered holder) are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of this Management Information Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment of Proxies"; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. **Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.**

OTHER MATTERS

Management knows of no matters to come before the Meeting of Shareholders other than as set forth in the Notice of Annual and Special Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of May 21, 2002.

The undersigned hereby certifies that the contents of and the sending of this Information Circular have been approved by the directors of the Corporation.

May 21, 2002
Toronto, Ontario

Irwin Singer
Chairman, President and C.E.O.

SCHEDULE "A"

RESOLUTION RE GLOBAL PRIVATE PLACEMENTS

BE IT RESOLVED THAT the Corporation be and it is hereby authorized to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 4,365,865 common shares.

Daren, Martenfeld, Carr, Testa and Company LLP

Chartered Accountants

D M C T

20 Eglinton Avenue West
Suite 2100
Toronto, Ontario
M4R 1K8

Tel: (416) 480-0160
Fax: (416) 480-2646
Website: www.dmct.com

AUDITORS' REPORT

To the Shareholders of
HNR Ventures Inc.

We have audited the balance sheets of **HNR Ventures Inc.** as at **December 31, 2001 and 2000** and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at **December 31, 2001 and 2000** and the results of its operations and cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Daren Martenfeld Carr Testa and Company LLP

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
Toronto, Canada

March 13, 2002

HNR Ventures Inc.

Balance Sheets
As at December 31, 2001 and 2000

	Note		2001		2000
Assets					
Current					
Cash and cash equivalents		$	39,898	$	70,332
Amounts receivable			677		966
			40,575		71,298
Mining properties and deferred exploration costs	3		1		1
		$	40,576	$	71,299
Liabilities					
Current					
Accounts payable and accrued liabilities		$	14,203	$	19,139
Shareholders' Equity					
Capital stock	4		6,320,133		6,320,133
Deficit			(6,293,760)		(6,267,973)
			26,373		52,160
		$	40,576	$	71,299

Approved by the Board _______________ Director _______________ Director

Irwin Singer   John Frederick

See accompanying notes.

HNR Ventures Inc.

Statements of Operations and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Interest income	$ 3,055	$ 2,785
Expenses		
General and administrative	13,649	35,183
Transfer agent and shareholder costs	15,193	19,535
	28,842	54,718
Net loss	(25,787)	(51,933)
Deficit at beginning of year	(6,267,973)	(6,216,040)
Deficit at end of year	$(6,293,760)	$(6,267,973)
Net loss per common share	$ (0.006)	$ (0.012)

See accompanying notes.

HNR Ventures Inc.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows from operating activities				
Net loss for year	$	(25,787)	$	(51,933)
Changes in non-cash working capital items				
Amounts receivable		289		2,384
Accounts payable and accrued liabilities		(4,936)		2,068
Decrease in cash position during the year		(30,434)		(47,481)
Cash position at beginning of year		70,332		117,813
Cash position at end of year	$	39,898	$	70,332
Cash position consists of:				
Cash	$	6,006	$	3,798
Term deposits		33,892		66,534
	$	39,898	$	70,332

See accompanying notes.

1. BASIS OF PRESENTATION

The company's principal assets are mining claims and deferred exploration expenditures which are not yet in commercial production. The company has not yet determined whether the properties contain economically recoverable reserves.

The recovery of the carrying value of the mining claims and the related deferred exploration expenditures is dependent upon the discovery of the economically recoverable reserves, the ability of the company to obtain necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of such properties. Realized amounts for the company's mining properties may vary significantly from book amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank and redeemable term deposits that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value, carried at cost.

Mineral Properties and Deferred Exploration Costs

All direct costs related to the acquisition and exploration of specific properties are capitalized as incurred. If a property is brought into production, these costs will be amortized against the income generated from the property. If a property is abandoned, sold or impaired, an appropriate charge will be made.

The amounts capitalized represent costs to be charged to operations in the future and do not necessarily reflect the present or future value of the particular properties.

Capital Stock Issuance Costs

The costs relating to the issuance of capital stock are netted against the proceeds raised from the issuance of capital stock.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Future Income Taxes

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

3. **MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS**

	Total Cost Beginning of Year	**Current Expenditures**	**Write-down**	**2001 Total Cost End of Year**
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

	Total Cost Beginning of Year	Current Expenditures	Write-down	2000 Total Cost End of Year
Northern Labrador, Newfoundland				
Claims	$ 1	$ -	$ -	$ 1

Northern Labrador (Voisey's Bay Area), Newfoundland

The company has a 100% undivided legal and beneficial interest in four claims in Northern Labrador (Voisey's Bay Area), Newfoundland except for a 2.5% net smelter return royalty.

The company has deferred exploration of these claims in 2001 and 2000 and has previously written the claims down to $1.

4. CAPITAL STOCK

		2001	2000
Authorized			
unlimited	Class "B" preference shares, non-participating, voting, redeemable		
unlimited	Class "C" preference shares		
unlimited	common shares		
Issued			
4,365,895	common shares	**$ 6,320,133**	$ 6,320,133

On June 22, 2000, the company consolidated its common shares on the basis of one new common share for each four issued common shares.

5. STOCK OPTIONS

The following stock options are outstanding to certain officers, directors and consultants as of December 31, 2001:

Number of Options	Price	Expiry Date
12,500	$2.00	May 15, 2002
425,000	$0.80	February 17, 2004
437,500		

The following summarizes the stock option activities:

	2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Beginning balance	**437,500**	**$0.83**	587,500	$0.73
Cancelled/expired	-	-	(150,000)	0.44
Outstanding at year-end	**437,500**	**$0.83**	437,500	$0.83

6. NET LOSS PER COMMON SHARE

Net loss per common share is calculated using the weighted average number of shares outstanding during the year of 4,365,895 for both 2001 and 2000 shares after giving effect to the consolidation of common shares in 2000 retroactively.

7. RELATED PARTY TRANSACTIONS

Legal fees of $4,990 were paid to a director of the company during the year ended December 31, 2000.

8. INCOME TAXES

The following table reconciles income taxes calculated at combined Canadian federal/provincial tax rates with the income tax expense in the consolidated financial statements:

	2001	2000
Loss before income taxes	$ (25,787)	$ (51,933)
Statutory rate	43%	44%
Expected income tax recovery	$ (11,088)	$ (22,851)
Non-recognition of tax losses	11,088	22,851
Income tax recovery	$ -	$ -

The temporary differences that give rise to future income tax assets are presented below:

	2001	2000
Amounts related to tax loss and credit carry forwards	$ 2,193,000	$ 2,278,080
Share issue costs	4,870	4,870
Closing balance	2,197,870	2,282,950
Less valuation allowance	(2,197,870)	(2,282,950)
Closing balance	$ -	$ -

As at December 31, 2001, loss carryovers of approximately $5,100,000 are available to reduce future taxable income. The losses expire as set out below:

2003	$ 184,000
2004	3,917,000
2005	781,000
2006	129,000
2007	63,000
2008	26,000
	$ 5,100,000

9. FINANCIAL INSTRUMENTS

The company's financial instruments include amounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximate fair value because of their relatively short periods to maturity.

File No 82-4196

HNR VENTURES INC.
c/o Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

May 21, 2002

Dear Shareholder:

RE: INTERIM FINANCIAL STATEMENTS

SUPPLEMENTAL MAILING LIST National Policy Statement No. 41 of the Canadian Securities Administrators allows **registered and non-registered shareholders** to add their name each year to the supplemental mailing list of a company in order to receive the interim financial statements thereof. By mailing these reports only to those shareholders who want them, your Corporation can reduce paper usage, printing costs and postage. Should you be interested in receiving these statements, please complete and return this form with your proxy to the address above. A new list will be compiled each year.

If this form is not returned, we will assume that you do not wish to receive interim financial statements. However, you will continue to receive proxy materials for meetings of shareholders.

* * * * * * * * * * *

I hereby certify that I am a shareholder of the Corporation and wish to receive interim financial information **(please print clearly)**:

______________________	______________________
Name	Street Address
	______________________
	City Postal Code

Is the above a change of address? YES_____ NO_____

PLEASE ADVISE THE CORPORATION OF ANY FUTURE CHANGES OF ADDRESS